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FORM 12b-25	SEC FILE NUMBER
CUSIP NUMBER
NOTIFICATION OF LATE FILING

(Check one):	☒ Form 10-K	☐ Form 20-F	☐ Form 11-K	☐ Form 10-Q	☐ Form 10-D
	☐ Form N-SAR	☐ Form N-CSR

	For Period Ended:	December 31, 2006
☐ Transition Report on Form 10-K
☐ Transition Report on Form 20-F
☐ Transition Report on Form 11-K
☐ Transition Report on Form 10-Q
☐ Transition Report on Form N-SAR
For the Transition Period Ended:

Read Instructions (on back page) Before Preparing Form. Please Print or Type. Nothing in this form shall be construed to imply that the Commission has verified any information contained herein.

If the notification relates to a portion of the filing checked above, identify the Item(s) to which the notification relates:

PART I — REGISTRANT INFORMATION

NetBank, Inc.
Full Name of Registrant

N/A
Former Name if Applicable

1015 Windward Ridge Parkway
Address of Principal Executive Office (Street and Number)

Alpharetta, GA 30005
City, State and Zip Code

PART II — RULES 12b-25(b) AND (c)

If the subject report could not be filed without unreasonable effort or expense and the registrant seeks relief pursuant to Rule 12b-25(b), the following should be completed. (Check box if appropriate)

	(a)	The reason described in reasonable detail in Part III of this form could not be eliminated without unreasonable effort or expense
☐	(b)

The subject annual report, semi-annual report, transition report on Form 10-K, Form 20-F, Form 11-K, Form N-SAR or Form N-CSR, or portion thereof, will be filed on or before the fifteenth calendar day following the prescribed due date; or the subject quarterly report or transition report on Form 10-Q or subject distribution report on Form 10-D, or portion thereof, will be filed on or before the fifth calendar day following the prescribed due date; and

	(c)	The accountant’s statement or other exhibit required by Rule 12b-25(c) has been attached if applicable.

PART III — NARRATIVE

State below in reasonable detail the reasons why Forms 10-K, 20-F, 11-K, 10-Q, 10-D, N-SAR, N-CSR, or the transition report or portion thereof, could not be filed within the prescribed time period.

NetBank, Inc. (the “Company”) is unable to file its Annual Report on Form 10-K for the fiscal year ended December 31, 2006 (“2006 Form 10-K”) by the required filing deadline of March 16, 2007, without unreasonable effort or expense. As previously reported, the Company recently engaged Porter Keadle Moore, LLP (“PKM”) on February 13, 2007 as its new independent registered public accounting firm.  Due to the timing of the engagement, PKM was unable to perform and complete the audit of, and render opinions with respect to, the Company’s 2006 financial statements and internal control over financial reporting by March 16, 2007.  The Company continues to work with PKM to complete the audit of the Company’s 2006 financial statements and internal control over financial reporting and plans to file its 2006 Form 10-K as soon as practicable thereafter. A statement by PKM pursuant to Rule 12b-25(c) is attached hereto as Exhibit A.  The Company currently believes that the 2006 audit will be completed in June 2007 and expects to file the 2006 Form 10-K with the Securities and Exchange Commission (“SEC”) on or before June 30, 2007, although no assurance can be given.

SEC 1344 (03-05)	Persons who are to respond to the collection of information contained in this form are not required to respond unless the form displays a currently valid OMB control number.

(Attach extra Sheets if Needed)

PART IV — OTHER INFORMATION

(1)	Name and telephone number of person to contact in regard to this notification

	James P. Gross	803	462-8160
	(Name)	(Area Code)	(Telephone Number)

(2)

Have all other periodic reports required under Section 13 or 15(d) of the Securities Exchange Act of 1934 or Section 30 of the Investment Company Act of 1940 during the preceding 12 months or for such shorter period that the registrant was required to file such report(s) been filed? If answer is no, identify report(s).

☒ Yes			☐ No

(3)

Is it anticipated that any significant change in results of operations from the corresponding period for the last fiscal year will be reflected by the earnings statements to be included in the subject report or portion thereof?

☒ Yes			☐ No

If so, attach an explanation of the anticipated change, both narratively and quantitatively, and, if appropriate, state the reasons why a reasonable estimate of the results cannot be made.

The Company anticipates that its results of operations for the fiscal year ended December 31, 2006, to be reported in the 2006 Form 10-K, will reflect significant changes from its results of operations for the fiscal year ended December 31, 2005.  As previously reported in its Current Report on Form 8-K filed with the SEC on February 21, 2007 (the “Earnings Release 8-K”), the Company currently expects to record a net loss of approximately $202 million for fiscal year 2006, compared with a net loss of $180,000 for fiscal year 2005.  The results of operations included in the Earnings Release 8-K were preliminary and unaudited.  While the Company believes that the financial information was prepared in accordance with accounting principles generally accepted in the United States (“GAAP”) and that all adjustments necessary for a fair presentation thereof were made, the Company can give no assurance that all adjustments are final or that all adjustments necessary for a fair presentation of the financial results in accordance with GAAP were identified.  The preliminary, unaudited results are subject to potential adjustments, which may be material, arising from subsequent events or the completion of the 2006 audit by PKM.   The results included in the Earnings Release 8-K and this Form 12b-25 shall be considered preliminary until the audit of the Company’s financial statements for the year ended December 31, 2006 is completed and the Company files its 2006 Form 10-K.

Forward-Looking Statements

Statements in this Form 12b-25 that are not historical facts are forward-looking statements that reflect management’s current expectations, assumptions, and estimates of future performance and economic conditions. Such statements are made in reliance upon the safe harbor provisions of Section 27A of the Securities Act of 1933 and Section 21E of the Securities Exchange Act of 1934.  Forward-looking statements in this Form 12b-25 include, but are not limited to: 1) the Company’s expectation that its 2006 Form 10-K will be filed with the SEC by the end of June 2007; and 2) the Company will have a $202 million net loss for its fiscal year 2006 and the Company believes that all adjustments necessary for a fair presentation of its results of operations for fiscal year 2006 in accordance with GAAP have been identified and are final.  These forward-looking statements are subject to a number of risks and uncertainties that may cause actual results and future trends to differ materially from those expressed in or implied by such forward-looking statements. The Company’s consolidated results of operations and such forward-looking statements could be affected by many factors, including but not limited to: 1) the evolving nature of the market for internet banking and financial services generally; 2) the public’s perception of the internet as a secure, reliable channel for transactions; 3) the success of new products and lines of business considered critical to the company’s long-term strategy, such as small business banking and transaction processing services; 4) potential difficulties in integrating the company’s operations across its multiple lines of business; 5) the cyclical nature of the mortgage banking industry generally; 6) a possible decline in asset quality; 7) changes in general economic or operating conditions that could adversely affect mortgage loan production and sales, mortgage servicing rights, loan delinquency rates and/or loan defaults; 8) the possible adverse effects of unexpected changes in the interest rate environment; 9) adverse legal rulings, particularly in the company’s litigation over leases originated by Commercial Money Center, Inc.; 10) increased competition and regulatory changes; and 11) any delay or difficulty in completion of the 2006 audit; and 11) any material adjustments necessary as a result of the 2006 audit.  Further information relating to these and other factors that may impact the Company’s results of operations and such forward-looking statements are disclosed in the Company’s filings with the SEC, including under the caption “Item 1A. Risks Factors” in its Annual Report on Form 10-K for the year ended December 31, 2005 and Quarterly Reports on Form 10-Q for the quarters ended June 30, 2006 and September 30, 2006, as well as Exhibit 99.2 to its Current Report on Form 8-K filed with the SEC on January 3, 2007.  Except as required by the securities laws, the Company disclaims any intention or obligation to update or revise any forward-looking statements, whether as a result of new information, future events or otherwise.

Exhibit A

March 16, 2007

Securities and Exchange Commission

100 F Street, N.E.

Washington, DC 20549

As the independent registered public accounting firm of NetBank, Inc. (“NetBank”), we hereby advise you that we have read the statements made by NetBank in Part III of its filing on Form 12b-25 dated March 16, 2007, including that it is unable to timely file without unreasonable effort or expense its Annual Report on Form 10-K for the year ended December 31, 2006 (“2006 Form 10-K”), and we agree with the statements made therein.  We are unable to complete our audit of the Company’s 2006 financial statements and internal control over financial reporting and furnish the required opinions for a timely filing by NetBank of its 2006 Form 10-K because we were not engaged by the Company until February 13, 2007 and, as a result, have not yet had sufficient time to complete the auditing procedures that we consider necessary in the circumstances.

Very truly yours,

/s/ Porter Keadle Moore, LLP

NetBank, Inc.
(Name of Registrant as Specified in Charter)

has caused this notification to be signed on its behalf by the undersigned hereunto duly authorized.

Date	March 16, 2007	By	/s/ James P. Gross James P. Gross
Chief Finance Executive

INSTRUCTION: The form may be signed by an executive officer of the registrant or by any other duly authorized representative. The name and title of the person signing the form shall be typed or printed beneath the signature. If the statement is signed on behalf of the registrant by an authorized representative (other than an executive officer), evidence of the representative’s authority to sign on behalf of the registrant shall be filed with the form.

ATTENTION
Intentional misstatements or omissions of fact constitute Federal Criminal Violations (See 18 U.S.C. 1001).

GENERAL INSTRUCTIONS

1.               This form is required by Rule 12b-25 (17 CFR 240.12b-25) of the General Rules and Regulations under the Securities Exchange Act of 1934.

2.               One signed original and four conformed copies of this form and amendments thereto must be completed and filed with the Securities and Exchange Commission, Washington, D.C. 20549, in accordance with Rule 0-3 of the General Rules and Regulations under the Act. The information contained in or filed with the form will be made a matter of public record in the Commission files.

3.               A manually signed copy of the form and amendments thereto shall be filed with each national securities exchange on which any class of securities of the registrant is registered.

4.               Amendments to the notifications must also be filed on Form 12b-25 but need not restate information that has been correctly furnished. The form shall be clearly identified as an amended notification.

5.               Electronic Filers: This form shall not be used by electronic filers unable to timely file a report solely due to electronic difficulties. Filers unable to submit reports within the time period prescribed due to difficulties in electronic filing should comply with either Rule 201 or Rule 202 of Regulation S-T (§232.201 or §232.202 of this chapter) or apply for an adjustment in filing date pursuant to Rule 13(b) of Regulation S-T (§232.13(b) of this chapter).